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                   [LETTERHEAD OF SIMPSON THACHER & BARTLETT]

                                                        November 13, 1997

The Warnaco Group, Inc.
90 Park Avenue
New York, NY 10016

                   Re:  Merger of WAC Acquisition Corporation, a
                        wholly-owned subsidiary of The Warnaco
                        Group, Inc., with and into Designer Holdings Ltd.
                        -------------------------------------------------


Ladies and Gentlemen:

             You have requested our opinion, as counsel to The Warnaco Group, Inc., a Delaware corporation ("Warnaco"), as to the material United States federal income tax consequences of the merger (the "Merger") of WAC Acquisition Corporation, a Delaware corporation ("WAC") and a wholly-owned subsidiary of Warnaco, with and into Designer Holdings Ltd., a Delaware corporation ("Designer Holdings"), with Designer Holdings surviving as a wholly-owned subsidiary of Warnaco, pursuant to the terms and provisions of the Agreement and Plan of Merger, dated as of September 25, 1997, among Warnaco, WAC and Designer Holdings (the "Merger Agreement"). This opinion letter is being furnished to you pursuant to Section 6.02(c) of the Merger Agreement. Unless otherwise




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The Warnaco Group, Inc.              2                         November 13, 1997


defined herein, all capitalized terms used herein shall have the meanings provided for them in the Merger Agreement.

             In rendering our opinion, we have examined and relied upon the accuracy and completeness of the facts, information, covenants and representations contained in originals or copies, certified or otherwise identified to our satisfaction, of the Merger Agreement, the Joint Proxy Statement/Prospectus, the Continuity of Interest Agreement, dated as of September 25, 1997, between New Rio, L.L.C. and its members, and such other documents as we have deemed necessary or appropriate as a basis for the opinion set forth below. In addition, as to certain facts material to our opinion, we have relied upon the accuracy of written representations made by an authorized officer of each of Designer Holdings and Warnaco in letters dated the date hereof and addressed to us, copies of which are attached hereto. Our opinion is conditioned on, among other things, the accuracy and completeness as of the Effective Time, of such facts, information, covenants and representations referred to above.

             We have assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic copies and the authenticity of the originals of such documents. In rendering our opinion, we have also assumed that the Merger and the transactions related to the Merger or contemplated by the Merger Agreement will be consummated (i) in accordance with the Merger Agreement and that none of the terms and conditions contained therein has been or will be waived or modified in any respect and (ii) as described in the Joint Proxy Statement/Prospectus.


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The Warnaco Group, Inc.              3                         November 13, 1997


A change in any of the facts set forth or assumed herein could affect our conclusions.

             In rendering our opinion, we have considered the applicable provisions of the United States Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations promulgated thereunder (the "Regulations"), pertinent judicial authorities, rulings of the United States Internal Revenue Service and such other authorities as we have considered relevant. It should be noted that such Code, Regulations, judicial decisions, administrative interpretations and such other authorities are subject to change at any time and, in some circumstances, with retroactive effect. A change in any of the authorities upon which our opinions is based could affect our conclusions.

                                    Opinions

             Based solely upon and subject to the foregoing, we are of the opinion that the material federal income tax consequences of the Merger to stockholders of Designer Holdings and to Warnaco, WAC and Designer Holdings are as follows: (i) the Merger will constitute a "reorganization" within the meaning of Section 368(a) of the Code; (ii) Warnaco, WAC, and Designer Holdings will each be a party to such reorganization within the meaning of Section 368(b) of the Code; (iii) no gain or loss will be recognized by Warnaco, WAC or Designer Holdings as a result of the Merger; (iv) no gain or loss will be recognized by the stockholders of Designer Holdings upon the exchange of their shares of Designer Holdings Common Stock solely for shares of Warnaco Common Stock pursuant to the Merger, except with respect to cash, if any, received in lieu of fractional shares of Warnaco Common Stock; (v) the aggregate tax basis of the shares of Warnaco Common Stock received solely in exchange for shares of Designer Holdings Common Stock pursuant to the Merger will be the same as the aggregate tax basis of the shares of Designer Holdings Common Stock exchanged therefor, decreased by the tax basis allocated to any fractional share interest exchanged for cash; (vi) the holding period for shares of Warnaco Common Stock received in exchange for shares of Designer Holdings Common Stock pursuant to the Merger will include the holding period of the shares of Designer Holdings Common Stock exchanged therefor, provided such shares of Designer Holdings Common Stock were held as capital assets by the stockholder at the Effective Time; and (vii) a stockholder of Designer Holdings who receives cash in lieu of a fractional share of Warnaco Common Stock will recognize a gain or loss equal to the difference, if any, between such stockholder's tax basis in such fractional share and the amount of cash received. Such gain or loss will constitute capital gain or loss if such stockholder's Designer Holdings Common Stock is held as a capital asset at the Effective Time.

             This opinion is given as of the date hereof. We assume no obligation to update or supplement this opinion. Except as set forth above, we express no other opinion. We hereby consent to the filing of this opinion as an exhibit to the Joint

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The Warnaco Group, Inc.              4                         November 13, 1997


Proxy Statement/Prospectus and to the use of our name under the captions "The Merger-Certain U.S. Federal Income Tax Consequences" and "Legal Matters" in the Joint Proxy Statement/Prospectus.

                                Very truly yours,


                                /s/ SIMPSON THACHER & BARTLETT

                                SIMPSON THACHER & BARTLETT



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